[Letterhead]
By EDGAR Electronic Transmission
December 21, 2007
Mr. Daniel Morris
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Belo Corp.
Definitive 14A
Filed April 3, 2007
File No. 001-08598
Dear Mr. Morris:
The following are our responses to the SEC Staff’s comments in its letter of December 10, 2007, regarding our supplemental responses in our letter to the SEC Staff dated October 12, 2007. To facilitate your review, we have set forth the comments below and the paragraph numbers of our responses correspond to the paragraph numbers in the comment letter. Please note that references to “Company,” “we,” “ours” and “us” refer to Belo Corp. and its subsidiaries, unless the context otherwise requires.
1.	We note your responses to our prior comments 3 and 4. Please confirm that you will incorporate the information contained in your supplemental response into your disclosure regarding compensation consultants in future filings.

We confirm that the Company will incorporate in future filings the information contained in our supplemental responses to comments 3 and 4 regarding Towers Perrin (or a successor in the provision of services it provides).

2.	While we note your response to prior comment 7, we re-issue the comment. Please provide more detailed disclosure which addresses at an individual level how the specific compensation payable to each named executive officer was determined, including specific achievements of the company and the named executive officers and their specific impact on compensation decisions.

Mr. Daniel Morris, Attorney Advisor
United States Securities and Exchange Commission
December 21, 2007

The Company confirms that, with respect to each element of each of its named executive officers’ compensation, it used a formulaic approach that as an initial step targeted the median range of the survey data for such element and that, in some instances, specific factors considered by the Company warranted, in the Company’s view, adjustments to an element of a named executive officer’s compensation from the targeted median range for that element. In future filings, to the extent that an element of a named executive officer’s compensation varies materially from the targeted median range, the Company will provide more detailed disclosure of the specific factors that were considered which led to the adjustments.

3.	We note your response to prior comment 18. Please confirm that you will expand your disclosure in future filings to provide additional detail, as included in your supplemental response, regarding your related person transaction policies.

We confirm that the Company will incorporate in future filings the information contained in our supplemental response to comment 18 regarding related person transaction policies.
Other
Belo Corp. hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about Belo Corp.’s responses in this letter please contact me at 214-977-6601.

Sincerely, Belo Corp.
By:	/s/ Russell F. Coleman Russell F. Coleman
Vice President/General Counsel